EXHIBIT 13.2

        Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        In connection with the Annual Report on Form 20-F/A of Retalix Ltd. (the “Company”) for the period ending December 31, 2002 (the “Report”), I, Danny Moshaioff, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

        1.     the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        2.     the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 25, 2004

/s/ Danny Moshaioff
Danny Moshaioff
Chief Financial Officer